Exhibit 99.125

DeFi Technologies Provides Monthly Corporate Update:

Announces Bitcoin Treasury Strategy

Subsidiary Valour Repays an Additional US$5 Million in Loans, AUM Reaches C$837 Million (US$607 Million), Reflecting 64.9% Annual Growth with Strong Net Inflows of C$6.9 Million (US$5.08 Million)

●	Bitcoin Treasury and Purchase of 110 Bitcoins: DeFi Technologies has adopted Bitcoin as its primary treasury reserve asset, purchasing 110 Bitcoins to initiate this strategy, reflecting confidence in Bitcoin’s protection from monetary debasement and potential to expand the Company’s treasury.

●	Valour AUM and Repayment of Loans: Valour reports AUM of C$837 million (US$607 million) as of May 31, 2024, a year-on-year increase of 64.9%. Valour has also successfully repaid an additional US$5 million in outstanding loans secured by ETH collateral, following a previous repayment of US$19.5 million.

●	Launch of Innovative Products and New Ventures: Valour Inc. introduced several innovative ETPs, including the Valour Internet Computer (ICP) ETP, Valour Toncoin (TON) ETP, Valour Chainlink (LINK) ETP, and the world’s first yield-bearing Bitcoin (BTC) ETP. Furthermore, the DeFi Alpha trading desk generated approximately C$113.8 million (US$83.4 million) in Q2 from low-risk arbitrage trades.

Toronto, Canada, June 10, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that it has adopted Bitcoin as its primary treasury reserve asset and has purchased 110 Bitcoins to initiate this strategy.

Bitcoin is now a major asset class with a market value exceeding $1 trillion. DeFi Technologies believes it has unique characteristics as a scarce and finite asset, making it a reasonable hedge against inflation and a safe haven from monetary debasement. Furthermore, its digital and architectural resilience positions it as a preferable alternative to traditional assets. Given the significant value gap between Bitcoin and other traditional assets, DeFi Technologies believes Bitcoin has the potential to generate outsized returns as it gains increasing acceptance.

Valour AUM Update and Repayment of Loans

The Company also announces that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, reports assets under management (“AUM”) of C$837 million (US$607 million) as of May 31, 2024. This figure represents a significant year-on-year increase of 64.9%, driven by a strong net inflow of C$6.9 million (US$5.08 million) and the appreciation of asset prices compared to the previous month.

Valour has also successfully repaid an additional US$5 million in outstanding loans secured by 2044 ETH as collateral. This repayment, achieved without raising additional equity or debt, released approximately 2044 ETH back into Valour’s operational assets, enabling potential staking and additional revenue generation. This is in addition to the US$19.5 million in outstanding loans that DeFi Technologies announced Valour had successfully repaid on May 7, 2024.

The debt repayments of US $19.5 million, US$5 million and the purchase of 110 Bitcoin (US $7.9 million) as a treasury reserve asset were funded by revenue from the DeFi Alpha trading desk, the Company’s newest business line, which has generated approximately C$113.8 million (US$83.4 million) in Q2 thus far from low-risk arbitrage trades. As of the end of May 2024, DeFi Technologies maintains a strong cash balance of approximately C$69.9 million (US$51 million), underscoring its robust financial health and capacity for continued growth and strategic investments.

“We have adopted Bitcoin as our primary treasury reserve asset, reflecting our confidence in its role as a hedge against inflation and a safe haven from monetary debasement,” said Olivier Roussy Newton, CEO of DeFi Technologies. “As the best-performing asset over the past decade, Bitcoin offers significant short to long-term potential to expand the Company’s treasury. Our strong year-on-year AUM growth reflects sustained demand for our innovative ETP products and investor trust. Tremendous revenue growth and a strong cash position highlight the effectiveness of our strategic initiatives. The success of DeFi Alpha in scaling our revenue model and our groundbreaking products demonstrate our commitment to providing secure, diversified, and accessible digital asset investment options. Our successful loan repayments further showcase the resilience of our operational strategy. We are excited about our future prospects and look forward to advancing our position in the digital asset space.”

Recap of Recent Strategic Advancements

The Success of DeFi Alpha Trading Desk: The DeFi Alpha trading desk, the Company’s newest business line, has generated approximately C$113.8 million (US$83.4 million) in Q2 thus far from low-risk arbitrage trades. This new venture complements DeFi Technologies’ existing business lines, including Valour digital asset management, DeFi venture investments, Reflexivity Research, and DeFi infrastructure support.

Valour Repays $19.5 Million in Outstanding Loans: On May 7, 2024, DeFi Technologies announced that its subsidiary Valour Inc. successfully repaid US$19.5 million in outstanding loans secured by BTC and ETH collateral. This repayment, achieved without raising additional equity or debt, released approximately 100 BTC and 5,000 ETH back into Valour’s operational assets, enabling potential staking and additional revenue generation. This strategic financial manoeuvre eliminated monthly interest expenses of approximately US$226,000, or US$2,712,000 annually, demonstrating Valour’s financial health and capital management prowess.

Launch of Normal Course Issuer Bid: On June 6, 2024, DeFi Technologies announced its intention to commence a Normal Course Issuer Bid (NCIB) to buy back up to 10% of its common shares through the facilities of CBOE Canada Inc. and other Canadian alternative trading platforms.

Launch of Innovative ETPs: Valour Inc. made significant strides with the introduction of multiple innovative Exchange Traded Products (“ETPs”) in May 2024:

●	Groundbreaking ETPs: Valour unveiled the Valour Internet Computer (ICP) ETP, Valour Toncoin (TON) ETP, and Valour Chainlink (LINK) ETP. These products, launched on May 10, 2024, mark significant milestones in the Nordic investment landscape, providing simplified access to these cutting-edge digital assets with a 1.9% management fee.

●	Yield-Bearing Bitcoin ETP: In collaboration with Core Foundation, Valour launched the world’s first yield-bearing Bitcoin (BTC) ETP on the Nordic Growth Market (NGM) exchange. The Valour Bitcoin Staking (BTC) SEK ETP offers a 5.65% yield, enhancing investor returns while maintaining custodial control and security. This product simplifies Bitcoin investment by delegating Bitcoins to Core validators, attributing yield to the Net Asset Value (NAV) daily.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the characteristics of Bitcoin and the Company’s strategy to adopt Bitcoin as a treasury reserve; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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